Exhibit 99.1

press release

Designated person notification

18 December 2020, 16:45 CET

With reference to Article 19(3) of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulations), ArcelorMittal announces that a notification of a share transaction by a Designated Person (i.e. Directors or Executive Officers) is available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on ArcelorMittal’s web site www.arcelormittal.com under Investors > Share Transactions by Management:
https://corporate.arcelormittal.com/investors/corporate-governance/share-transactions-by-management
ENDS